H&W Logo	HUNTON & WILLIAMS LLP FOUNTAIN PLACE 1445 ROSS AVENUE SUITE 3700 DALLAS, TEXAS 75202-2799 TEL 214 • 979 • 3000 FAX 214 • 880 • 0011
DOUGLAS M. BERMAN DIRECT DIAL: (214) 468-3305 DIRECT FAX: (214) 740-7106 EMAIL: DBERMAN@HUNTON.COM FILE NO: 70152.000002
December 4, 2009

United States Securities and Exchange Commission                                                                                                                                VIA EDGAR
101 F Street, NE
Washington, DC  20549
Attention:             John Cash, Accounting Branch Chief
Dale Welcome, Staff Accountant

Re:          TOR Minerals International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
File No. 000-17321

Ladies and Gentlemen:

On behalf of TOR Minerals International, Inc. (the “Company”), we are transmitting the following responses of the Company to the comments of the Commission’s staff (the “Staff”) as set forth in the letter of John Cash, Accounting Branch Chief, dated August 14, 2009 (the “Comment Letter”).  The responses herein are based on information provided to this firm by the Company.   The responses have been numbered and headings have been used to correspond to the comments as entitled and numbered in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 20

Liquidity, page 30
Going Concern, page 30

1.
Given that your auditor expressed substantial doubt about your ability to continue as a going concern in their audit report for the year ended December 31, 2008, please revise your future filings to provide a discussion of how you intend to finance your operations through fiscal year 2009 as provided in section 607.02 of the SEC codification of

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December 4, 2009

Financial Reporting Policies (FRR-16), Uncertainty About an Entity’s Continued Existence.

Company response:

The Company advises the Staff that the discussion of how it intends to finance its operations through fiscal year 2009 is discussed in additional detail in the Company’s Form 10-Q for the Fiscal Quarter Ended June 30, 2009 (the “2Q Form 10-Q”) and its Form 10-Q for the Fiscal Quarter Ended September 30, 2009 (the “3Q Form 10-Q”), in each case under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operation—2009 Outlook” where the Company discusses the scaling back of its production costs, and “Liquidity, Capital Resources and Other Financial Information—Liquidity—Going Concern” where the Company discusses in detail the reason for the going concern qualification, specifically, the maturity of its bank credit arrangements in October 2009.  In this section, the Company also discusses its capital raising plans and its attempts to refinance its outstanding debt.  In this regard and based on our telephone conversation with Dale Welcome of the Staff on August 24, 2009, the Company notifies the Staff that it believes that it has addressed the Staff’s comment from the Form 10-K in the 2Q Form 10-Q and the 3Q Form 10-Q and, when preparing its future filings, the Company intends to continue to provide a discussion of how it intends to finance its operations through fiscal year 2009, including any updates to the discussion of these matters in the 2Q Form 10-Q and the 3Q Form 10-Q.

Item 8.  Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

2.	Please amend your Form 10-K to provide your auditor’s report with a conformed signature.

Company response:

The Company amended the Form 10-K to provide its auditor’s report with a conformed signature in Amendment No. 1 to the Form 10-K, filed with the Commission on September 15, 2009.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Item 4.  Controls and Procedures, page 34

Evaluation of Controls and Procedures, page 34

3.
We note that your disclosure controls and procedures are “effective.”  However, your disclosure does not provide the full definition of “disclosure controls and procedures” as defined in Rule 13a-15(e) of the Exchange Act.  In this regard, please confirm to us that your disclosure controls and procedures are also effective to ensure that information

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December 4, 2009

required to be disclosed by you in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  Additionally, please revise future quarterly filings to include the full definition of disclosure controls and procedures or state that your disclosure controls and procedures are effective, or not effective, without defining them.  This comment also applies to your Form 10-Q for the fiscal quarter ended March 31, 2009.

Company response:

The Company acknowledges the Staff’s comment and hereby confirms that its disclosure controls and procedures are also effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  Additionally, the 3Q Form 10-Q included, and the Company’s future quarterly filings will include, the full definition of disclosure controls and procedures or state that its disclosure controls and procedures are effective, or not effective, without defining them.

Changes in Internal Controls, page 34

4.
In future quarterly filings, please revise your disclosure to state that there were no changes to internal control over financial reporting during the “last fiscal quarter” as required by Item 308T(b) of Regulation S-K.

Company response:

In response to the Staff’s comment, the 3Q Form 10-Q stated, and in future quarterly filings the Company will revise its disclosure to state, that there were no changes to internal control over financial reporting during the “last fiscal quarter” as required by Item 308T(b) of Regulation S-K.

Exhibit 31

5.	We note the following errors or omissions to your certifications at both March 31, 2009 and June 30, 2009:

•	the introduction sentence contains the certifying individual’s title; however, this is not appropriate as the officer should sign the certificate in a personal capacity;
•	your certifications replace the word “report” with “quarterly report” in paragraphs 2, 3 and 4; and
•	you have omitted the introductory language in paragraph 4 referring to internal control over financial reporting.

In this regard, please amend your Form 10-Q for both the fiscal quarters ended March 31, 2009 and June 30, 2009 to provide your certifications using the language required by Item 601(B)(31) of Regulation S-K.

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December 4,, 2009

Company response:

In response to the Staff’s comment, the Company amended its Form 10-Q for both of the fiscal quarters ended March 31, 2009 and June 30, 2009 to provide its certifications using the language required by Item 601(B)(31) of Regulation S-K.  The amendments were filed with the Commission on September 15, 2009.

Closing Statements

The Company acknowledges the Staff’s comments.  These general comments have been noted and/or complied with to the extent applicable.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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December 4, 2009

Please do not hesitate to call the undersigned at the number referenced above if you have any questions or comments regarding the foregoing or if we can be of service in facilitating your review.

Sincerely,

/s/ Douglas M. Berman

Douglas M. Berman

cc:           Barbara Russell
L. Steven Leshin, Esq.